Exhibit 2

V I N T A G E    C A P I T A L    M A N A G E M E N T ,    L L C

4705 S. Apopka Vineland Road, Suite 210 | Orlando, Florida 32819

April 15, 2013

Members of the Board of Directors

c/o Larry Sala, Chairman of the Board

Anaren, Inc.

6635 Kirkville Road

East Syracuse, NY 13057

Dear Members of the Board of Directors:

Vintage Capital Management LLC and its affiliates (“Vintage”) are the largest shareholders of Anaren, Inc. (“Anaren”), with beneficial ownership of approximately 13% of the outstanding common stock.

Vintage is pleased to submit this non-binding offer to acquire Anaren in an all cash transaction for $23.00 per share (excluding any shares owned by Vintage). This offer not only represents a substantial premium to Anaren’s current market price, but also a premium to any monthly or weekly closing price since 2001.

Our 17 years of familiarity with Anaren and its industries uniquely position us to close this transaction quickly, and we are prepared to proceed immediately to definitive documentation. We are willing to sign a confidentiality agreement in order to conduct due diligence, but we do not believe it would be in any party’s interest, particularly that of the Company’s shareholders, for Vintage to agree to any “standstill” restrictions.

We have always been impressed with the quality of Anaren’s management team and would envision significant roles for them at the company following an acquisition by Vintage.

We believe that our proposal provides compelling and certain value to Anaren’s stockholders and we look forward to working with you and your management team to make this transaction a success.

Thank you for your consideration. Please contact me at your earliest convenience to discuss this proposal in greater detail.

Sincerely,

/s/ Brian R. Kahn

Brian R. Kahn

Vintage Capital Management LLC